UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BROOKFIELD CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,480,124
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,480,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,480,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the Issuer’s quarterly report for the period ending September 30, 2023, filed on Form 6-K on November 7, 2023 (the “2023 Q3 Interim Report”).

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,480,124
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,480,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,480,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS EAGLE CANADA COMMON HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 13,595,419
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 13,595,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,595,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV EAGLE NR CARRY LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 21,884,705
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 21,884,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,884,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(4)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV LTIP CANADA SPLITTER LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 21,884,705
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 21,884,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,884,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(5)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN SPLIT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,480,124
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,480,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,480,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(6)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,480,124
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,480,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,480,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(7)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,480,124
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,480,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,480,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,480,124
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,480,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,480,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(9)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIG TIMBER HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,480,124
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,480,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,480,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(10)	Percentage ownership is based on an aggregate 309,900,000 outstanding common shares of the Issuer as of November 6, 2023, as set forth in the 2023 Q3 Interim Report.

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D is being filed by Brookfield Corporation (“Brookfield”), BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), Eagle Canada Common Holdings LP (“Eagle Canada”), BIF IV Eagle NR Carry LP (“BIF IV Eagle”), BIF IV LTIP Canada Splitter LP (“BIF IV LTIP”), BIF IV CDN Split LP (“BIF IV Cdn”), BIF IV CDN GP LP (“BIF IV Cdn GP”), BIF IV CDN GP LTD. (“BIF IV Cdn GP Ltd.”), Brookfield Infrastructure Group Limited (“BIGL”) and BIG Timber Holdings L.P. (“BIG Timber Holdings L.P.”, and together with Brookfield, the BAM Partnership, Eagle Canada, BIF IV Eagle, BIF IV LTIP, BIF IV Cdn, BIF IV Cdn GP, BIF IV Cdn GP Ltd. and BIGL, the “Reporting Persons”) to amend the original Schedule 13D, as amended through Amendment No. 5 thereto (the “Schedule 13D”) with respect to beneficial ownership of common shares, no par value (the “Common Shares”), of TransAlta Corporation (the “Issuer”). This Amendment No. 5 is being filed to reflect, among other things (i) the addition of the BAM Partnership and BIG Timber Holdings L.P. as Reporting Persons, (ii) the removal of Partners Limited (“Partners”), BIG Holdings LP (“BIG Holdings”), BAM Infrastructure Group L.P. (“BIG LP”) and BAM Limited (“BAM Limited”) as Reporting Persons and (iii) the decrease in beneficial ownership of Common Shares by the Reporting Persons resulting from an increase in the number of outstanding Common Shares, as described in Item 4.

Information reported and defined terms used in the original Schedule 13D remain in effect, unless they are amended or superseded by information or defined terms contained in this Amendment No. 4. Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the original Schedule 13D.

Item 2. Identity and Background.

The BAM Partnership and BIG Timber Holdings L.P. shall each be deemed a “Reporting Person” and Partners, BIG Holdings, BIG LP and BAM Limited shall each not be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.6.

Item 2(a) of the original Schedule 13D is hereby amended to remove references to Partners, BIG Holdings, BIG LP and BAM Limited and to reflect the renaming of Brookfield Asset Management Inc. as “Brookfield Corporation”, and is supplemented as follows:

(xii) the BAM Partnership, a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). The BAM Partnership is the sole owner of class B limited voting shares of Brookfield (the “BAM Class B Shares”), representing 100% of such shares. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

(xiii) BIG Timber Holdings L.P., a Manitoba limited partnership. Its principal business is investing in securities, including the Common Shares. Its principal business address is 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada.

Items 2(b)-(c), (f) of the original Schedule 13D is hereby amended to remove references to Partners, BIG Holdings, BIG LP and BAM Limited, including the schedule of directors and officers thereof, and supplemented as follows:

Schedules I-IV of this Amendment No. 5 set forth a list of updated names of directors and executive officers of Brookfield, BAM Partners, BIF IV Cdn GP Ltd. and BIGL (to be included as “Scheduled Persons” for purposes of this Schedule 13D), and their respective principal occupations, addresses and citizenships.

Items 2(d)-(e) of the original Schedule 13D is hereby amended to remove reference to Partners, BIG Holdings, BIG LP and BAM Limited, and is supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

As reported in the 2023 Q3 Interim Report, the aggregate number of Common Shares of the Issuer outstanding as of November 6, 2023 was 309,900,000, which is an increase from the 269,883,087 Common Shares of the Issuer that were outstanding on the date Amendment No. 4 was filed. As a result of such increase in the aggregate number of outstanding Common Shares of the Issuer, the aggregate percentage of outstanding Common Shares of the Issuer that the Reporting Persons may be deemed to beneficially own decreased by an amount equal to approximately 1.7 percentage points of the outstanding Common Shares of the Issuer.

Item 5. Interests in Securities of the Issuer.

Sections (a), (b), and (c) of Item 5 of the original Schedule 13 are hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 35,480,124 shares, constituting approximately 11.5% of the Issuer’s currently outstanding Common Shares. The percentage of Common Shares of the Issuer in this Item 5 is based on an aggregate 309,900,000 Common Shares of the Issuer outstanding as of November 6, 2023 based on Issuer’s 2023 Q3 Interim Report, filed on Form 6-K dated November 7, 2023.

(i)	Brookfield

(a)	Brookfield may be deemed the beneficial owner of 35,480,124 Common Shares, constituting a percentage of approximately 11.5%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,480,124 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,480,124 Common Shares

(ii)	BAM Partnership

(a)	BAM Partnership may be deemed the beneficial owner of 35,480,124 Common Shares, constituting a percentage of approximately 11.5%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,480,124 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,480,124 Common Shares

(iii)	Eagle Canada

(a)	Eagle Canada may be deemed the beneficial owner of 13,595,419 Common Shares, constituting a percentage of approximately 4.4%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 13,595,419 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 13,595,419 Common Shares

(iv)	BIF IV Eagle

(a)	BIF IV Eagle may be deemed the beneficial owner of 21,884,705 Common Shares, constituting a percentage of approximately 7.1%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 21,884,705 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 21,884,705 Common Shares

(v)	BIF IV LTIP

(a)	BIF IV LTIP may be deemed the beneficial owner of 21,884,705 Common Shares, constituting a percentage of approximately 7.1%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 21,884,705 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 21,884,705 Common Shares

(vi)	BIF IV Cdn

(a)	BIF IV Cdn may be deemed the beneficial owner of 35,480,124 Common Shares, constituting a percentage of approximately 11.5%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,480,124 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,480,124 Common Shares

(vii)	BIF IV Cdn GP

(a)	BIF IV Cdn GP may be deemed the beneficial owner of 35,480,124 Common Shares, constituting a percentage of approximately 11.5%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,480,124 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,480,124 Common Shares

(viii)	BIF IV Cdn GP Ltd.

(a)	BIF IV Cdn GP Ltd. may be deemed the beneficial owner of 35,480,124 Common Shares, constituting a percentage of approximately 11.5%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,480,124 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,480,124 Common Shares

(ix)	BIGL

(a)	BIGL may be deemed the beneficial owner of 35,480,124 Common Shares, constituting a percentage of approximately 11.5%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,480,124 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,480,124 Common Shares

(x)	BIG Timber Holdings L.P.

(a)	BIG Timber Holdings L.P. may be deemed the beneficial owner of 35,480,124 Common Shares, constituting a percentage of approximately 11.5%

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,480,124 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,480,124 Common Shares

(c)	Schedule V filed herewith, which is incorporated herein by reference, describes all of the transactions in Common Shares of the Issuer that were effected in the past 60 days by the Reporting Persons.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.6 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 9, 2023	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

EAGLE CANADA COMMON HOLDINGS LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BIF IV EAGLE NR CARRY LP, by its general partner BIF IV LTIP CANADA SPLITTER LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BIF IV LTIP CANADA SPLITTER LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BIF IV CDN GP LTD.

By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

By:	/s/ Carl Ching
Name: Carl Ching
Title: Senior Vice President

BIG TIMBER HOLDINGS L.P., by its general partner BROOKFIELD INFRASTRUCTURE GROUP LIMITED

By:	/s/ Carl Ching
Name: Carl Ching
Title: Senior Vice President

SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Jeffrey M. Blidner, Director	181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada

Bruce Flatt, Director and Chief Executive Officer	181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada

Brian D. Lawson, Director	181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25, Canary Wharf, London, E14 5AA, United Kingdom	Corporate Director	United Kingdom

Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York NY 10075	Corporate Director	U.S.A.

Nicholas H. Goodman, Managing Partner, President and Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada

Brian D. Lawson. Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

SCHEDULE III

BIF IV CDN GP LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Chloe Berry, Director and Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Infrastructure Partners L.P.	Canada

Aaron Kline, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield Asset Management Ltd.	Canada

David Krant, Director and Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield Infrastructure Partners L.P.	Canada

Carl Ching, Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Infrastructure Partners L.P.	Canada

Julian Deschatelets, Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield Asset Management Ltd.	Canada

Marcus Enns, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Wyatt Hartley, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield Asset Management Ltd.	Canada

Keir Hunt, President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Albert Lin, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Adrienne Moore, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Lateef Nurmohamed, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

SCHEDULE IV

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Chloe Berry, Director and Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Infrastructure Partners L.P.	Canada

Aaron Kline, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield Asset Management Ltd.	Canada

David Krant, Director and Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield Infrastructure Partners L.P.	Canada

Daimeng Zhang, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, Brookfield Infrastructure Partners L.P.	Canada

Carl Ching, Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Infrastructure Partners L.P.	Canada

Keir Hunt, President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Albert Lin, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

SCHEDULE V

TRADING IN COMMON SHARES

The table below sets forth all transactions in the Common Shares effected by the Reporting Persons during the past 60 days.

Party	Trade Date	Buy/Sell		Number of Shares	Weighted Average Price (C$)	Low Price per Share (C$)	High Price per Share (C$)
BIF IV Eagle NR Carry LP	9/28/2023	Buy	*	4,800	—	—	—
Eagle Canada Common Holdings LP	9/28/2023	Buy	*	2,982	—	—	—

*

Represents Common Shares received through grants awarded as director compensation to the Reporting Persons’ director nominees currently serving on the Issuer’s board of directors in accordance with the terms of the Investment Agreement.